This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JULY 24, 2001
      PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 18, 1999

                         [CAPITAL AUTOMOTIVE REIT LOGO]

                            3,000,000 Common Shares

                               ------------------

     Our common shares are traded on the Nasdaq National Market under the symbol "CARS." The last reported sale price on July 23, 2001 was $18.00 per share.

     The underwriters have an option to purchase a maximum of 450,000 additional common shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-4.

                                                                      UNDERWRITING
                                                        PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                                         PUBLIC       COMMISSIONS       COMPANY
                                                       -----------   --------------   -----------
Per Share............................................       $             $                $
Total................................................  $             $                 $

     Delivery of the common shares will be made on or about           , 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
           CIBC WORLD MARKETS
                      FRIEDMAN BILLINGS RAMSEY
                                 RAYMOND JAMES
                                          BB&T CAPITAL MARKETS
                                                 FERRIS, BAKER WATTS
                                                          Incorporated

            The date of this prospectus supplement is July   , 2001.

                      (This page intentionally left blank)

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
ABOUT THIS PROSPECTUS SUPPLEMENT.....   S-4
RISK FACTORS.........................   S-4
SUMMARY..............................   S-5
CAPITAL AUTOMOTIVE REIT..............   S-9
SELECTED FINANCIAL INFORMATION.......  S-13
USE OF PROCEEDS......................  S-14
CAPITALIZATION.......................  S-14
PRICE RANGE OF COMMON SHARES AND
  DISTRIBUTION POLICY................  S-15

                                       PAGE
                                       ----
PROPERTIES...........................  S-16
FEDERAL INCOME TAX CONSEQUENCES......  S-19
UNDERWRITING.........................  S-37
NOTICE TO CANADIAN RESIDENTS.........  S-39
LEGAL MATTERS........................  S-40
EXPERTS..............................  S-40

                                   PROSPECTUS

                                       PAGE
                                       ----
ABOUT THIS PROSPECTUS................     3
RISK FACTORS.........................     3
THE COMPANY..........................     6
USE OF PROCEEDS......................     8
MARKET PRICE OF COMMON SHARES........     8
RATIO OF EARNINGS TO FIXED CHARGES...     8
DESCRIPTION OF DEBT SECURITIES.......     8
DESCRIPTION OF SHARES OF BENEFICIAL
  INTEREST...........................    25

                                       PAGE
                                       ----
DESCRIPTION OF PARTNERSHIP
  AGREEMENT..........................    36
FEDERAL INCOME TAX CONSEQUENCES......    38
PLAN OF DISTRIBUTION.................    57
LEGAL MATTERS........................    58
EXPERTS..............................    59
WHERE YOU CAN FIND MORE
  INFORMATION........................    59

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATES OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     References to "we," "us" or "our" refer to Capital Automotive REIT or, if the context requires, Capital Automotive L.P., which we refer to as the "Partnership," and our business and operations conducted through the Partnership and/or directly or indirectly owned subsidiaries. The term "you" refers to a prospective investor. We are the sole general partner of the Partnership, and as of June 30, 2001, owned approximately 71.8% of the units of partnership interest in the Partnership. Units of the Partnership held by limited partners (other than us) are redeemable, at the option of the holder, for cash, or we may assume the redemption obligations of the Partnership and acquire the units in exchange for our common shares on a one-for-one basis.

     In this prospectus supplement, we use the term "dealerships" to refer to franchised automobile dealerships, motor vehicle service, repair or parts businesses and related businesses, which are the types of businesses that are operated on our properties and the term "dealer group" to refer to a group of related persons and companies who sell us properties. We also use the terms "dealer group," "tenant," or "operators of dealerships" to refer to the related persons and companies that lease our properties.

                                  RISK FACTORS

     Our prospectus supplement and the accompanying prospectus, including our documents incorporated herein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Also, documents which we subsequently file with the SEC and are incorporated herein by reference will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as "may," "will," "could," "should," "plans," "intends," "expects," "believes," "estimates," "anticipates" and "continues." In particular, the risk factors included or incorporated by reference in this prospectus supplement and accompanying prospectus describe forward-looking information. The risk factors are not all-inclusive, particularly with respect to possible future events. Other parts of, or documents incorporated by reference into, our prospectus supplement and accompanying prospectus may also include forward-looking information. Many things can happen that can cause our actual results to be different than those described. These factors include, but are not limited to:

     - risks that our growth will be limited if we cannot obtain additional capital;

     - risks of financing, such as our ability to consummate additional financings on terms which are acceptable to us and the ability to meet existing financial covenants;

     - risks that acquisitions may not be consummated;

     - risks that our tenants will not pay rent or that our operating costs will be higher than expected;

     - risks related to the automotive industry, such as the ability of our tenants to compete effectively in the automotive retail industry and the ability of our tenants to perform their lease obligations as a result of changes in any manufacturer's production, inventory, marketing or other practices;

     - environmental and other risks associated with the acquisition and leasing of automotive properties; and

     - risks related to our status as a real estate investment trust, commonly referred to as a REIT, for federal income tax purposes, such as the existence of complex regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences if we fail to qualify as a REIT.

     Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements or those incorporated into this prospectus supplement and the accompanying prospectus from our Current Report on Form 8-K/A filed on January 19, 2001. We also make no promise to update any of the forward-looking statements, or to publicly release the results if we revise any of them. You should carefully review the risks and the risk factors incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the other information in this prospectus supplement and the accompanying prospectus before buying our common shares.

                                    SUMMARY

     This summary may not contain all of the information that is important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, especially the "Risk Factors" section on page S-4 of this prospectus supplement and the "Where You Can Find Available Information" section on page 59 of the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making an investment decision. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters' over-allotment option is not exercised.

STRATEGY AND GENERAL INFORMATION

     We are a self-administered and self-managed real estate company operating as a REIT for federal income tax purposes. Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair, parts or other related businesses under long-term, triple-net leases. Triple-net leases typically require the tenant to pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We focus on buying properties from dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest metropolitan areas in the U.S. in terms of population.

     Industry sources estimate that the real property and improvements associated with the approximately 22,250 franchised automobile dealerships throughout the U.S. are worth in excess of $50 billion, of which we estimate approximately $15 to $18 billion would meet our acquisition criteria. We believe that we are the only real estate company to focus exclusively on acquiring dealership properties. At this time, we are not aware of any other entity that is pursuing, or intends to pursue, our strategy of acquiring dealership properties and simultaneously leasing the properties to dealer groups on a long-term, triple-net basis.

     Our sale-leaseback acquisition structure allows dealer groups to achieve liquidity and diversify their investments while maintaining ownership and control of the operations of the dealership. Dealer groups frequently use the proceeds received upon the sale of property to us for future growth, including acquisitions, expansions or funding of other lines of business. Sellers also can achieve the flexibility to pursue personal goals such as estate and other tax planning.

     As of June 30, 2001, we had invested approximately $1.1 billion in 251 properties located in 27 states, comprising approximately 1,644 acres of land and containing approximately 9.2 million square feet of buildings and improvements. Our tenants operate 376 motor vehicle franchises on our properties, representing 39 brands of motor vehicles. As of June 30, 2001, all of our properties (excluding one parcel valued at approximately $500,000 and acquired with another property at no additional cost), were 100% leased under long-term leases which were performing and in full force and effect.

BUSINESS OBJECTIVE

     The objective of our business strategy is to provide long-term, predictable, stable cash flow in order to maximize shareholder value.

     We believe that developments in, and the nature of, the automotive retail industry help provide us with this steady cash flow because:

     - The primary source of profits for many dealerships has shifted from new motor vehicle sales to used motor vehicle sales, parts and service. Revenues from used motor vehicle sales, parts and service tend to increase during economic downturns as consumers generally retain their vehicles longer or consider the purchase of less expensive used vehicles. In general, this shift has made the dealership less dependent on new motor vehicle sales and more stable in all economic environments.

     - The recent consolidation of the ownership of dealerships has allowed us to target larger dealer groups which typically offer a greater diversity of brands of motor vehicles, thus minimizing the potential adverse impact of changes in consumer preferences or manufacturer-specific issues.

     - Franchise agreements, under which dealerships operate, often limit the ability of the dealership to move its location, which makes long-term leases attractive and increases the likelihood that our tenants will renew their leases.

     To achieve this objective of long-term, predictable, stable cash flow, we are:

     - diversifying both geographically and by brand of motor vehicles offered by franchised automobile dealerships operated by our tenants in order to minimize the potential adverse impact of economic downturns in certain markets, changes in consumer preferences or manufacturer-specific issues;

     - utilizing credit underwriting and monitoring standards for prospective and existing tenants that focus on credit history, liquidity, tangible net worth, historical profitability and rent and other cash flow coverage ratios, and, in connection with our real estate analysis, stressing market valuation, location, market characteristics, retail dynamics, age and condition of improvements and environmental condition;

     - acquiring only properties that are zoned for dealership operations, and simultaneously with our purchase, leasing the properties to dealer groups on a long-term, triple-net basis;

     - requiring cross-guarantees (or guarantees by a parent) of all leases within a dealer group; and

     - minimizing interest rate risk by generally matching the term of our leases with that of our debt as well as the types of leases with the types of debt (fixed or variable) in order to maintain an investment spread over the lease term.

RECENT DEVELOPMENTS

     PROPERTIES SUBJECT TO ACQUISITION AGREEMENT. On July 20, 2001, we entered into an agreement with a seller to purchase nine automotive retail properties located in seven states for approximately $102.4 million. We expect to pay for the properties with approximately $51.5 million in long-term debt and approximately $50.9 million from the net proceeds of this offering. These properties are expected to have initial lease terms of 15 years, with multiple renewal options exercisable at the option of the tenant. The pending acquisition, which is expected to close during the third quarter of 2001, is subject to our completion of due diligence and to customary closing conditions. We believe that this acquisition will be accretive to our FFO and AFFO on a diluted basis in 2002. An explanation of FFO and AFFO is set forth below under "-- Funds from Operations and Adjusted Funds from Operations Increases."

     RECENT PROPERTY ACQUISITIONS. During the second quarter of 2001, we completed a total of approximately $32.5 million of acquisitions in six separate transactions. The acquisitions included three dealership properties, two of which are operated by an existing tenant, and facility improvements and two construction fundings with existing tenants. We paid for the acquisitions with approximately $31.8 million drawn on our short-term credit facilities and units of the Partnership valued at approximately $0.7 million at the time of acquisition. These acquisitions added approximately 181,000 square feet of buildings and improvements on approximately 24 acres of land in five states (California, New Jersey, Oregon, Texas and Virginia). These properties have initial lease terms ranging from 10 to 20 years, with a weighted average initial lease term of 12.1 years. The leases, in general, have renewal options exercisable at the option of the tenant ranging from a total of 20 to 40 years.

     RENTAL REVENUE INCREASES. Our rental revenue for the three months ended June 30, 2001 increased 13% to $28.4 million, as compared to $25.0 million for the same quarter in 2000. Our rental revenue for the 12 months ended June 30, 2001 increased 16% to $108.7 million, as compared to $93.9 million for the 12 months ended June 30, 2000. The increases were primarily attributable to the growth of our real estate portfolio and the timing of our property acquisitions, from which we generate our rental income.

     FUNDS FROM OPERATIONS AND ADJUSTED FUNDS FROM OPERATIONS INCREASES. Our FFO for the three months ended June 30, 2001 increased 14% to $15.1 million, as compared to $13.2 million for the same quarter in 2000. Our FFO for the 12 months ended June 30, 2001 increased 13% to $56.8 million, as compared to $50.5 million for the 12 months ended June 30, 2000. AFFO, which is FFO excluding straight-lined rents, for the three months ended June 30, 2001 increased 12% to $14.2 million, as compared to $12.7 million for the same quarter in 2000. AFFO for the 12 months ended June 30, 2001 increased 11% to $53.9 million, as compared to $48.5 million for the 12 months ended June 30, 2000.

     FFO is defined under the revised definition adopted in October 1999 by the National Association of Real Estate Investment Trusts (NAREIT) as net income
(loss) before minority interest (computed in accordance with GAAP) excluding gains (or losses) from sales of property, plus depreciation and amortization of assets unique to the real estate industry, and after adjustments for unconsolidated partnerships and joint ventures. NAREIT developed FFO as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflect all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of our performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO a meaningful, additional measure of operating performance primarily because it excludes the assumption that the value of the real estate assets diminishes predictably over time, and because industry analysts have accepted it as a performance measure. Comparison of our presentation of FFO, using the NAREIT definition, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by other REITs.

     QUARTERLY DIVIDEND INCREASES. On July 17, 2001, we announced our 14th consecutive increase in the quarterly dividend on our common shares. The amount of the quarterly dividend for the quarter ended June 30, 2001 was increased to $0.387 per share from $0.386 per share for an annualized rate of $1.548 per share. The dividend is payable on August 21, 2001 to shareholders of record on August 10, 2001. You will be entitled to receive the dividend for the second quarter 2001 as long as you are a holder of record on the record date for the dividend.

     RECENT FINANCING COMMITMENT. On June 6, 2001, we received a commitment for $150.0 million of secured financing from Toyota Financial Services. The commitment provides for a 12-year term with interest at a spread over the one-month LIBOR rate, which may be swapped to a fixed rate. We anticipate drawing upon this commitment to fund a portion of the purchase price of the properties described under "-- Properties Subject to Acquisition Agreement" above, as well as future acquisitions, and to repay amounts outstanding under our short-term credit facilities. Borrowings under the commitment are subject to customary conditions precedent and lender's satisfaction with the loan documentation.

                                  THE OFFERING

Securities offered.................  3,000,000 common shares, plus up to an additional 450,000 common shares to cover the underwriters' over-allotment option.

Shares and units to be outstanding
after this offering................  33,160,683(1)

Use of proceeds....................  We will use the net proceeds from the offering, including any net proceeds
                                     received upon exercise of the underwriters' over-allotment option, to fund a portion of the purchase price of the properties described under "-- Recent
                                     Developments -- Properties Subject to
                                     Acquisition Agreement" above.

Risk factors.......................  See the "Risk Factors" section on page S-4 and other information contained herein for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Nasdaq National Market symbol......  "CARS"
---------------
(1) Based on the number of common shares and units of the Partnership outstanding as of July 23, 2001. Excludes common shares issuable upon (i) the exercise of outstanding warrants and (ii) the exercise of outstanding options under our stock incentive plan.

                            CAPITAL AUTOMOTIVE REIT

GENERAL

     Capital Automotive REIT is a self-administered and self-managed real estate company operating as a REIT for federal income tax purposes. We own interests in real estate and conduct our operations, directly or indirectly, through the Partnership. We are the sole general partner of the Partnership and, as of June 30, 2001, owned an approximately 71.8% interest in the Partnership.

     As of June 30, 2001, we had invested approximately $1.1 billion in 251 properties located in 27 states, comprising approximately 1,644 acres of land and containing approximately 9.2 million square feet of buildings and improvements. Our tenants operate 376 motor vehicle franchises on our properties, representing 39 brands of motor vehicles.

     Our principal executive offices are located at 1420 Spring Hill Road, Suite 525, McLean, Virginia 22102 and our telephone number is (703) 288-3075. Our Web site address is www.capitalautomotive.com. The information contained on our Web site is not a part of this prospectus supplement or the accompanying prospectus.

THE AUTOMOTIVE RETAIL INDUSTRY

     The automotive retail industry is the largest component of retail sales in the U.S., with sales (including sales of new and used vehicles, parts and service, and finance and insurance) during 2000 of over $1 trillion. The industry is highly fragmented with approximately 22,250 franchised automobile dealerships. In recent years, ownership of these franchises has begun to consolidate with the emergence of large private and publicly-traded dealer groups, which we target as potential tenants. In fact, the five largest publicly-owned dealer groups in terms of new vehicle sales, AutoNation, Inc. (NYSE: AN), Sonic Automotive, Inc. (NYSE: SAH), UnitedAuto Group, Inc. (NYSE:
UAG), Group 1 Automotive, Inc. (NYSE: GPI) and Lithia Motors, Inc. (NYSE: LAD), are included among our tenants.

     Industry data indicate that well-managed dealership operations have been profitable in all economic environments. In the past, new motor vehicle sales represented a large portion of a typical dealership's profits. Industry sources have estimated, however, that, over the past decade, only approximately 15% of a typical dealership group's profits were derived from new motor vehicle sales while approximately 85% of a typical dealer's profits were generated by used motor vehicle sales, parts and service -- areas that historically have performed well in all economic environments. During economic downturns, consumers generally retain their vehicles longer or consider the purchase of less expensive used vehicles -- both choices requiring more frequent service and replacement parts. We believe that increasing vehicle complexity, longer manufacturer warranties and the availability of extended new and used car warranties will also ensure that parts and service departments will continue to be primary dealership profit centers. Franchised automobile dealerships sell approximately 40% of all used vehicles. Manufacturers' certified used car programs and high-quality trade-ins allow dealerships to maintain this important revenue source. The shift in a dealership's primary source of profit from new motor vehicles sales to used motor vehicle sales, parts and service improves the stability of our tenant's operating cash flow and its ability to make lease payments in all economic environments.

     The diversity of the brands of motor vehicles offered by large dealer groups is important to the stability of their cash flow. Because consumer preferences may not always align with manufacturers' products, these large dealer groups discovered that brand diversity is necessary to sustain profitability over long periods of time. Brand diversification by these large dealer groups makes them more resistant to changes in consumer preferences and other manufacturer-related issues.

     Franchised automobile dealerships operate under franchise agreements with automobile manufacturers. These agreements generally grant the dealership an exclusive market area for a particular brand of motor vehicle. Because of these agreements, dealer groups are often limited in their ability to move their dealership locations. Accordingly, long-term leases are attractive to dealer groups and the likelihood that our tenants will renew their leases is increased.

BUSINESS AND ACQUISITION STRATEGY

     Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair, parts or other related businesses under long-term, triple-net leases. Triple-net leases typically require the tenant to pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We focus on buying properties from dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenue in the largest metropolitan areas in the U.S. in terms of population. We believe that we are the only real estate company exclusively pursuing this strategy. The objective of our strategy is to provide long-term, predictable, stable cash flow for our shareholders.

     We fund the purchase of properties with cash from operations, proceeds from debt or equity financings, the assumption of existing debt, newly issued units of the Partnership, or a combination of the foregoing. We generally lease our properties to established, creditworthy tenants, for a period of 10 to 20 years. The tenant usually has the option to renew the lease on the same terms and conditions for one or more additional periods of five to 10 years each.

     When we evaluate prospective tenants and potential properties for purchase, we consider such factors as:

     - the management, operating experience and reputation of the dealer group;

     - the dealer group's credit history, liquidity, tangible net worth, historical profitability and rent and other cash flow coverage ratios;

     - the geographic area in which the property is located;

     - the market value of the land, buildings and other improvements, the potential for alternative uses and the likelihood that the properties will retain value, or potentially, appreciate in value;

     - the construction quality, condition and design of the dealership buildings and other improvements located on the property;

     - the environmental condition of the real estate;

     - the brands of motor vehicles offered by the franchised automobile dealerships operated by the dealer group; and

     - competitive conditions in the vicinity of the property.

     For our existing tenants, we have a program that can fund significant facility improvements and expansions for properties in our portfolio. Under this program, the cost of the improvements is added to the existing lease, which is reset to the original term when the funding is completed. In certain circumstances, we will also provide commitments to purchase newly constructed dealerships or fund new construction.

     We believe that because of the unique requirements of dealerships, these properties are a discrete sector of the national retail real estate industry. Based on industry sources, we estimate that the real property and improvements associated with franchised automobile dealerships are worth in excess of $50 billion, of which we estimate approximately $15 to $18 billion would meet our acquisition criteria. We believe that these properties present attractive acquisition opportunities because they generally have zoning which permits dealership operations as well as a wide range of alternative uses and locations with frontage on and visibility from major thoroughfares. In the event that a property becomes unsuitable for dealership use, the property could typically be redeveloped for other commercial uses.

DEBT STRATEGY

     We have adopted a policy to limit debt to approximately 65% of our assets (calculated as total assets plus accumulated depreciation). As of June 30, 2001, our debt was approximately 56.5% of our assets. This policy may be changed by our Board of Trustees at any time without shareholder approval. In addition, to minimize interest rate risk, we generally match the term of our long-term leases with that of our debt as well as the type of leases with the type of debt (fixed or variable) in order to maintain an investment spread over the lease term. We describe this process as "match-funding." Our previous intent was to substantially match-fund at least 85% of our total outstanding debt with long-term leases. Due to the current divergence between interest rates for fixed and floating rate debt, we have elected to reduce our match-funding guideline to at least 70%. This reduction provides us with additional flexibility. We may further change the guideline at any time without shareholder approval. As of June 30, 2001, approximately 83% of our debt outstanding was substantially match-funded and non-recourse to us. As of June 30, 2001, our long-term debt had a weighted average remaining term of 10.9 years, and our leases had a weighted average remaining lease term of 11.4 years.

     As of June 30, 2001, we had total debt outstanding of $626.8 million. Of this debt, approximately $564.7 million (consisting of $476.3 million of fixed rate and $88.4 million of variable rate debt) was mortgage debt secured by approximately 210 of our properties. In addition, we had $62.1 million outstanding on our revolving credit facilities. Our earliest significant debt maturity is not until 2011.

BUSINESS OBJECTIVE

     To achieve our objective of long-term, predictable cash flow to maximize shareholder value, we are:

     - diversifying geographically and acquiring properties located predominately in major metropolitan areas in order to minimize the potential adverse impact of economic downturns in certain markets;

     - diversifying by brand of motor vehicles offered by franchises operated by our tenants to minimize the potential adverse impact of changes in consumer preferences or manufacturer-specific issues (for example, work stoppages causing delays in availability of specific models);

     - "partnering" with those dealer groups leading the consolidation that is occurring in the automobile retail industry;

     - leveraging the contacts and experience of our management to build and maintain long-term relationships with dealer groups;

     - acquiring only properties that are zoned for dealership operations, and simultaneously with our purchase, leasing the properties to dealer groups on a long-term, triple-net basis, thereby minimizing brokerage, re-leasing and similar costs and, due to the historical and long-term operation of dealerships at property locations, increasing the likelihood that our tenants will renew their leases;

     - requiring cross-guarantees (or guarantees by a parent) of all leases within a dealer group;

     - requiring our tenants to submit financial and other information, generally quarterly, to ensure compliance with financial covenants, such as minimum tangible net worth and rental cash flow coverage ratios;

     - minimizing interest rate risk by substantially match-funding our long-term leases with debt; and

     - utilizing a variety of financing sources, such as the issuance of units of the Partnership, or other equity securities or debt securities, or a combination thereof.

     We believe that our business and acquisition strategy provides dealer groups with an opportunity to:

     - achieve liquidity, while maintaining ownership and control of the operations of the dealerships;

     - diversify their investments;

     - obtain funds to expand the operations of the dealer groups;

     - facilitate family and/or estate planning; and

     - benefit from an attractive tax deferred real estate solution (for example, our "UPREIT" structure allows us to acquire properties in exchange for units of the Partnership, thereby giving the sellers the benefit of being able to defer some or all of the taxable gain they otherwise would have incurred on the sale of their properties, a structure which enhances our ability to consummate transactions).

                         SELECTED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following information is unaudited and was derived from our consolidated financial statements. The information is only a summary and does not provide all of the information contained in our consolidated financial statements, including the related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative and Qualitative Disclosures about Market Risk, which are part of our Annual Report on Form 10-K for the year ended December 31, 2000. You should read our financial statements and other information filed with the SEC. Information as of and for the six months ended June 30, 2001 does not purport to be indicative of our financial condition or results of operations to be expected as of and for the year ending December 31, 2001.

                                                                                            FOR THE PERIOD FROM
                                  FOR THE SIX MONTHS                                         OCTOBER 20, 1997
                                    ENDED JUNE 30,       FOR THE YEARS ENDED DECEMBER 31,   (DATE OF INCEPTION)
                                 ---------------------   --------------------------------     TO DECEMBER 31,
                                    2001        2000        2000        1999       1998            1997
                                 ----------   --------   ----------   --------   --------   -------------------
OPERATING DATA:
Total revenues.................  $   56,481   $ 50,440   $  103,151   $ 75,873   $ 34,931             --
Depreciation and amortization
  expense......................  $   10,155   $  8,654   $   17,725   $ 15,347   $  6,304         $    1
General and administrative
  expense......................  $    3,445   $  3,324   $    6,592   $  6,781   $  5,487         $  649
Interest expense...............  $   23,495   $ 20,632   $   42,694   $ 24,541   $  2,254             --
Minority interest(1)...........  $   (5,449)  $ (5,092)  $  (10,328)  $ (7,473)  $ (4,395)            --
Net income (loss)..............  $   13,937   $ 12,738   $   25,812   $ 21,731   $ 16,491         $ (650)
Diluted earnings per share.....  $     0.63   $   0.61   $     1.22   $   1.01   $   0.79             --
OTHER DATA:
FFO(2).........................  $   29,506   $ 26,124   $   53,455   $ 44,205   $ 27,047         $ (650)
AFFO(2)........................  $   27,869   $ 25,095   $   51,096   $ 43,243   $ 27,047             --
Weighted average number of
  common shares and units
  outstanding - diluted
  (000's)......................      30,673     29,361       29,476     28,796     26,228             --
Cash dividends declared per
  common share.................  $    0.773   $ 0.7375   $     1.50   $   1.38   $  0.876             --
Properties owned at end of
  period.......................         251        231          244        230        120             --

                                        JUNE 30,                              DECEMBER 31,
                                  ---------------------   ----------------------------------------------------
                                     2001        2000        2000        1999       1998           1997
                                  ----------   --------   ----------   --------   --------   -----------------
BALANCE SHEET DATA:
Real estate before accumulated
  depreciation..................  $1,089,384   $951,745   $1,037,870   $935,525   $511,132            --
Total assets....................   1,060,277    943,221    1,021,589    942,559    583,211        $1,011
Mortgage loans..................     564,707    508,631      571,519    501,510    161,997            --
Borrowings under credit
  facilities....................      62,140      9,500       14,200         --         --         1,000
Total other liabilities.........      12,235     12,037       30,109     26,066     18,659           661
Minority interest...............     118,687    118,249      115,728    115,384     93,898            --
Total stockholders' equity
  (deficit).....................     302,508    294,804      290,033    299,599    308,657          (650)

---------------
(1) Minority interest represents income attributable to the units of the Partnership owned by limited partners (other than us) of the Partnership.

(2) FFO and AFFO are described under "Summary -- Recent Developments -- Funds from Operations and Adjusted Funds from Operations Increases."

                                USE OF PROCEEDS

     The net proceeds from the sale of common shares in this offering, after deducting the discounts and commissions to the underwriters and other estimated expenses of this offering payable by us, are estimated to be approximately $50.9 million (approximately $58.6 million if the underwriters' over-allotment option is exercised in full), assuming a public offering price of $18.00 per share (the last reported sale price on the Nasdaq National Market on July 23, 2001). We intend to use all of the net proceeds to fund a portion of the purchase price of the properties described under "Summary -- Recent Developments -- Properties Subject to Acquisition Agreement."

     Pending their application, we may use the net proceeds to temporarily reduce amounts outstanding under our short-term credit facilities or may invest the net proceeds in short-term, income-producing investments.

                                 CAPITALIZATION

     The following table sets forth our unaudited historical capitalization as of June 30, 2001 and as adjusted to show, as if these transactions had occurred on June 30, 2001, the effects of (i) the acquisition of the properties subject to an acquisition agreement and related financings as more fully described under "Summary -- Recent Developments -- Properties Subject to Acquisition Agreement," and (ii) this offering and the application of the estimated net proceeds as described under "Use of Proceeds."

                                                                AS OF JUNE 30, 2001
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
DEBT:
Mortgage debt...............................................  $  564,707   $  616,200
Borrowings under credit facilities..........................      62,140       62,140
                                                              ----------   ----------
          Total debt........................................     626,847      678,340
MINORITY INTEREST...........................................     118,687      120,993
SHAREHOLDERS' EQUITY:
  Common Shares, par value $.01 per share, 100 million
     shares authorized, 21,661,583 shares issued and
     outstanding historical; 24,661,583 shares issued and
     outstanding as adjusted................................         217          247
  Preferred Shares, par value $.01 per share, 20 million
     shares authorized, no shares issued or outstanding
     historical; no shares issued or outstanding as
     adjusted...............................................          --           --
  Additional paid-in capital................................     314,755      363,314
  Accumulated deficit.......................................     (12,464)     (12,464)
                                                              ----------   ----------
          Total shareholders' equity........................     302,508      351,097
                                                              ----------   ----------
          Total capitalization..............................  $1,048,042   $1,150,430
                                                              ==========   ==========

              PRICE RANGE OF COMMON SHARES AND DISTRIBUTION POLICY

     Our common shares have traded on the Nasdaq National Market under the symbol "CARS" since February 13, 1998 (the date of our initial public offering). Listed below are the high and low sales prices of our common shares as reported on the Nasdaq National Market and the distributions declared for each of the periods indicated.

                                                               PRICE PER SHARE
                                                              ------------------     DISTRIBUTIONS
                                                                HIGH       LOW     DECLARED PER SHARE
                                                              --------   -------   ------------------
2001
     Third quarter (through July 23)........................  $18.4800   $16.990        $    --
     Second quarter.........................................   18.9500    15.360         0.3870(1)
     First quarter..........................................   16.1875    12.875         0.3860
2000
     Fourth quarter.........................................  $14.5625   $12.375        $0.3850
     Third quarter..........................................   15.6250    12.000         0.3775
     Second quarter.........................................   16.0625    11.500         0.3725
     First quarter..........................................   13.0625    10.625         0.3650
1999
     Fourth quarter.........................................  $14.0000   $11.625        $0.3600
     Third quarter..........................................   13.7500    12.000         0.3500
     Second quarter.........................................   13.7500    11.375         0.3400
     First quarter..........................................   15.1875    11.250         0.3300

---------------
(1) The Board of Trustees has declared a dividend of $0.387 per share payable on August 21, 2001 to shareholders of record on August 10, 2001. You will be entitled to receive this dividend as long as you are a holder of record on the record date for the dividend.

     On July 23, 2001, the last reported sale price on the Nasdaq National Market was $18.00 per share. As of June 30, 2001, there were approximately 250 holders of record of our common shares. We believe the total number of our beneficial shareholders to be approximately 4,000 because certain common shares are held of record by depositories, brokers and other nominees.

     We intend to continue to pay regular quarterly distributions to holders of our common shares. Future distributions, however, will be at the discretion of our Board of Trustees and will depend on our actual FFO, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as our Board of Trustees deems relevant.

                                   PROPERTIES

GENERAL

     As of June 30, 2001, we owned 251 properties, representing 376 motor vehicle franchises, with a total investment of approximately $1.1 billion. These properties total approximately 9.2 million square feet of buildings and improvements on approximately 1,644 acres of land in 27 states. Our interest in each of the properties includes the land, buildings and improvements, related easements and rights and most fixtures. We do not own or lease any significant amount of personal property, furniture or equipment at any property. As of June 30, 2001, all of our properties (excluding one parcel valued at approximately $500,000 and acquired with another property at no additional cost), were 100% leased under long-term leases which were performing and in full force and effect.

     Our properties generally consist of the land or a leasehold interest in land and one or more retail showrooms, office space, adjacent service and repair facilities, parts and accessories departments, and in many cases, acreage set aside for used car sales, body shops, parking for inventory, vehicles awaiting service and future development. Land sizes for our properties typically range from one acre to 20 acres. The properties generally are zoned for a variety of commercial uses and typically have frontage on major transportation arteries with high traffic patterns, high visibility, signage and ease of ingress and egress.

TENANT AND BRAND DIVERSIFICATION

     As of June 30, 2001, our properties were leased to 46 different dealer groups. Our tenants operate 376 motor vehicle franchises on these properties, representing 39 brands of motor vehicles, consisting of Acura, Audi, BMW, Buick, Cadillac, Chevrolet, Chrysler, Daewoo, Dodge, Dodge Trucks, Ford, Freightliner, GMC, GMC Truck, Honda, Hyundai, Infiniti, Isuzu, Jaguar, Jeep, Kia, Land Rover, Lexus, Lincoln-Mercury, Mazda, Mercedes-Benz, Mitsubishi, Nissan, Oldsmobile, Plymouth, Pontiac, Porsche, Saab, Saturn, Subaru, Suzuki, Toyota, Volkswagen and Volvo. No single brand of motor vehicle had an "allocated value" of 10% or more of our total real estate investments as of June 30, 2001. We allocate value to our franchises by dividing the amount we paid for a particular property by the number of franchises located on that property.

     Properties operated as franchised automobile dealerships (including related motor vehicle service, repair, parts and body shops on the same parcel of land) represented approximately 90% of our total real estate investments as of June 30, 2001. In addition to these properties, we own additional properties, including raw land and properties on which our tenants operate motor vehicle service, repair, parts or other related businesses, the majority of which are operated by dealer groups. Only one tenant accounted for 8% or more of our total annualized rental revenue as of June 30, 2001. Sonic Automotive, Inc. (NYSE:
SAH) and its affiliates, the tenant of 68 of our properties, accounted for 26% of our total annualized rental revenue as of June 30, 2001.

GEOGRAPHIC DIVERSIFICATION

     We invest in properties throughout the United States. As of June 30, 2001, we owned properties in 27 states, with approximately 70% of our total real estate investments in the top 50 metropolitan areas in terms of population and approximately 97% of our total real estate investments in metropolitan areas, according to the most recent data (April 2000) published by the U.S. Census Bureau on metropolitan statistical areas (MSAs) and primary metropolitan statistical areas (PMSAs). The following table specifies the metropolitan areas in which we own properties representing at least 1% of our total real estate investments as of June 30, 2001.

                                                   NUMBER OF       TOTAL REAL       PERCENTAGE OF TOTAL
              METROPOLITAN AREA(1)                 PROPERTIES   ESTATE INVESTMENT   REAL ESTATE INVESTMENT
              --------------------                 ----------   -----------------   ----------------------
Washington, DC-MD-VA-WV..........................      25        $  146,768,227              13.47%
Houston, TX......................................      23           146,158,077              13.42
Dallas, TX.......................................      10            60,644,040               5.57
Charlotte-Gastonia-Rock Hill, NC-SC..............      12            59,630,515               5.47
St. Louis, MO-IL.................................       9            41,876,263               3.84
Atlanta, GA......................................       5            33,589,647               3.08
Fort Wayne, IN...................................       9            30,472,089               2.80
Columbus, OH.....................................       6            25,686,579               2.36
San Antonio, TX..................................       5            22,435,227               2.06
Medford-Ashland, OR..............................       6            21,492,838               1.97
South Bend, IN...................................       3            21,364,178               1.96
Los Angeles-Long Beach, CA.......................       4            20,327,301               1.87
Daytona Beach, FL................................       7            20,100,638               1.85
Shreveport-Bossier City, LA......................       9            18,723,589               1.72
New Orleans, LA..................................       3            18,539,781               1.70
Fort Worth-Arlington, TX.........................       2            17,133,863               1.57
Montgomery, AL...................................       3            16,964,772               1.56
Denver, CO.......................................       2            16,273,211               1.49
Salt Lake City-Ogden, UT.........................       4            16,229,091               1.49
Cleveland-Lorain-Elyria, OH......................       5            15,983,402               1.47
Fort Myers-Cape Coral, FL........................       4            14,330,519               1.32
Las Vegas, NV-AZ.................................       1            14,238,341               1.31
Chattanooga, TN-GA...............................       6            13,302,118               1.22
Amarillo, TX.....................................       4            13,275,948               1.22
Miami, FL........................................       3            12,705,731               1.17
Nashville, TN....................................       2            12,000,529               1.10
Other(2).........................................      79           239,137,068              21.94
                                                      ---        --------------             ------
          Total..................................     251        $1,089,383,582             100.00%
                                                      ===        ==============             ======

---------------
(1) Derived from the most recent published data (April 2000) of the U.S. Census Bureau regarding population of MSAs and PMSAs.

(2) Represents each area in which we own properties that represents less than 1% of our total real estate investments.

LEASES AND LEASE EXPIRATIONS

     Substantially all of our properties are leased under long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We believe that our properties are covered by adequate commercial general, fire, flood and extended loss insurance provided by reputable companies, with commercially reasonable deductibles and limits.

     Our properties are subject to leases with initial terms that range generally from 10 to 20 years, with a weighted average initial lease term of approximately 13.6 years. As of June 30, 2001, the weighted average remaining lease term for our leases was approximately 11.4 years. The leases typically have options to renew upon the same terms and conditions for one or more additional periods of five to 10 years each exercisable at the option of the tenant (ranging from a total of five to 40 years). With respect to the leases for properties acquired from Sonic Automotive during August 1999, Sonic Automotive is required to renew, for an additional five years, the initial terms of leases representing 75% of the total rental payments for such Sonic Automotive leases expiring in any given year. The calculation of weighted average initial lease term and weighted average remaining lease term assumes that Sonic Automotive renews leases as specified above.

     The following table sets forth the schedule of lease expirations for our 235 leases in place as of June 30, 2001 for each of the 20 years beginning with 2001, assuming that none of the tenants (other than Sonic Automotive) exercises or has exercised renewal options and that Sonic Automotive renews leases as specified above.

                                                                                          PERCENTAGE OF
                                                                  TOTAL RENTAL REVENUE   TOTAL ANNUALIZED
                                                      NUMBER OF       REPRESENTED         RENTAL REVENUE
                                                      EXPIRING     BY EXPIRING LEASES     REPRESENTED BY
              YEAR OF LEASE EXPIRATION                 LEASES        (IN THOUSANDS)      EXPIRING LEASES
              ------------------------                ---------   --------------------   ----------------
2001................................................     --                  --                  --
2002................................................     --                  --                  --
2003................................................     --                  --                  --
2004................................................     --                  --                  --
2005................................................     --                  --                  --
2006................................................      1             $   154                 0.1%
2007................................................      6               2,291                 2.0
2008................................................     28              14,591                13.0
2009................................................     19              10,564                 9.4
2010................................................      7               2,582                 2.3
2011................................................     13               5,457                 4.9
2012................................................     10               3,069                 2.7
2013................................................     74              33,623                30.0
2014................................................     52              27,716                24.7
2015................................................     12               4,882                 4.4
2016................................................      5               1,972                 1.8
2017................................................     --                  --                  --
2018................................................      2                 192                 0.2
2019................................................      1                 525                 0.5
2020................................................      4               3,496                 3.1
2021 and thereafter.................................      1                 957                 0.9

                        FEDERAL INCOME TAX CONSEQUENCES

     The following sections summarize the federal income tax issues that you may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in "-- Taxation of Tax-Exempt U.S. Shareholders" below), financial institutions and broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in "-- Taxation of Non-U.S. Shareholders" below).

     The statements in this section are based on the current federal income tax laws governing our qualification as a REIT. We cannot assure you that new laws, interpretations of laws or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

     We urge you to consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you of purchasing, owning and disposing of our securities, our election to be taxed as a REIT and the effect of potential changes in applicable tax laws.

TAXATION OF CAPITAL AUTOMOTIVE REIT

     We elected to be taxed as a REIT under the federal income tax laws when we filed our 1998 tax return. We have operated in a manner intended to qualify as a REIT and we intend to continue to operate in that manner. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

     In the opinion of our tax counsel, Shaw Pittman LLP, (i) we qualified as a REIT under Sections 856 through 859 of the Code with respect to our taxable years ended through December 31, 2000; and (ii) we are organized in conformity with the requirements for qualification as a REIT under the Code and our current and proposed method of operation will enable us to meet the requirements for qualification as a REIT for the current taxable year and for future taxable years, provided that we have operated and continue to operate in accordance with various assumptions and factual representations made by us concerning our business, properties and operations. We may not, however, have met or continue to meet such requirements. You should be aware that opinions of counsel are not binding on the IRS or any court. Our qualification as a REIT depends on our ability to meet, on a continuing basis, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within certain categories, the diversity of the ownership of our shares, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. Shaw Pittman LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, no assurance can be given that our actual operating results will satisfy the qualification tests. For a discussion of the tax treatment of us and our shareholders if we fail to qualify as a REIT, see "-- Requirements for REIT Qualification -- Failure to Qualify."

     If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the "double taxation" (i.e., at both the corporate and stockholder levels) that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

     - we will pay federal income tax on taxable income (including net capital gain) that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned;

     - we may be subject to the "alternative minimum tax" on any items of tax preference that we do not distribute or allocate to our shareholders;

     - we will pay income tax at the highest corporate rate on (i) net income from the sale or other disposition of property acquired through foreclosure that we hold primarily for sale to customers in the ordinary course of business and (ii) other non-qualifying income from foreclosure property;

     - we will pay a 100% tax on net income from certain sales or other dispositions of property (other than foreclosure property) that we hold primarily for sale to customers in the ordinary course of business ("prohibited transactions");

     - if we fail to satisfy the 75% gross income test or the 95% gross income test (as described below under "-- Requirements for REIT
       Qualification -- Income Tests"), and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will pay a 100% tax on (i) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test, multiplied by (ii) a fraction intended to reflect our profitability;

     - if we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed;

     - we may elect to retain and pay income tax on our net long-term capital gain;

     - if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a merger or other transaction in which we acquire a "carryover" basis in the asset (i.e., basis determined by reference to the C corporation's basis in the asset (or another asset)), we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax is the lesser of (i) the amount of gain that we recognize at the time of the sale or disposition and (ii) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset. The rule described in this paragraph will apply assuming that we make an election under Section 1.337(d)-5T(b) of the Treasury regulations upon our acquisition of an asset from a C corporation; and

     - we will incur a 100% excise tax on transactions with a "taxable REIT subsidiary" that are not conducted on an arm's-length basis.

REQUIREMENTS FOR REIT QUALIFICATION

     In order to qualify as a REIT, we must be a corporation, trust or association and meet the following requirements:

     1.  we are managed by one or more trustees or directors;

     2. our beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

     3. we would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

     4. we are neither a financial institution nor an insurance company subject to certain provisions of the Code;

     5. at least 100 persons are beneficial owners of our shares or ownership certificates;

     6. not more than 50% in value of our outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (the "5/50 Rule");

     7. we elect to be a REIT (or have made such election for a previous taxable year) and satisfy all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

     8. we use a calendar year for federal income tax purposes and comply with the record keeping requirements of the Code and the related Treasury regulations; and

     9. we meet certain other qualification tests, described below, regarding the nature of our income and assets.

     We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We were not required to meet requirements 5 and 6 during 1998. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated the 5/50 Rule, we will be deemed to have satisfied the 5/50 Rule for such taxable year. For purposes of determining share ownership under the 5/50 Rule, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under Code
Section 401(a), and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

     We believe we have issued sufficient common shares with sufficient diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our declaration of trust restricts the ownership and transfer of the common shares so that we should continue to satisfy requirements 5 and 6. The provisions of our declaration of trust restricting the ownership and transfer of the common shares are described in "Description of Shares of Beneficial Ownership -- Restrictions on Ownership and Transfer."

     We currently have several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by the parent REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiary of ours will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. We believe our direct corporate subsidiaries are qualified REIT subsidiaries. Accordingly, they are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

     A REIT is treated as owning its proportionate share of the assets of any partnership in which it is a partner and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of the Partnership and of any other partnership or limited liability company treated as a partnership for federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a "Subsidiary Partnership"), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

     Tax legislation enacted in 1999 allows a REIT to own up to 100% of the capital stock of one or more taxable REIT subsidiaries, which we refer to as TRSs, beginning on January 1, 2001. A TRS is a fully taxable corporation that pays income tax at regular corporate rates on its taxable income. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. Although we currently do not have any TRSs, we may form one or more TRSs in the future.

     INCOME TESTS. We must satisfy two gross income tests annually to maintain our qualification as a REIT:

     - at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income (the "75% gross income test"). Qualifying income for purposes of the 75% gross income test includes "rents from real property," interest on debt secured by mortgages on real property or on interests in real property, dividends or other distributions on and gain from the sale of shares in other REITs, and gain from the sale of real property and mortgage loans; and

     - at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain hedging transactions, or any combination of the foregoing (the "95% gross income test").

     The following paragraphs discuss the specific application of these tests to us.

     Rental Income. The Partnership's primary source of income derives from leasing properties to dealer groups. The leases generally are on a "triple-net" basis, requiring the tenants to pay substantially all expenses associated with the operation of the properties, such as real estate taxes, insurance, utilities, services, maintenance and other operating expenses and any ground lease payments.

     Rents under the leases will constitute "rents from real property" only if the leases are treated as true leases for federal income tax purposes and are not treated as service contracts, joint ventures, financing arrangements or some other type of arrangement. The determination of whether the leases are true leases depends on an analysis of all surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

     - the intent of the parties;

     - the form of the agreement;

     - the degree of control over the property that is retained by the property owner (e.g., whether the tenant has substantial control over the operation of the property or whether the tenant was required simply to use its best efforts to perform its obligations under the agreement);

     - the extent to which the property owner retains the risk of loss with respect to the operation of the property (e.g., whether the tenant bears the risk of increases in operating expenses or the risk of damage to the property); and

     - the extent to which the property owner retains the burdens and benefits of ownership of the property.

     We believe that each lease will be treated as a true lease for federal income tax purposes. Such belief is based, in part, on the following facts:

     - the Partnership (or its subsidiaries, as the case may be) and the tenants intend for each relationship between them to be that of a lessor and lessee and such relationship will be documented by lease agreements;

     - the tenants have the right to exclusive possession and use and quiet enjoyment of the properties during the term of the leases;

     - the tenants bear the cost of, and are responsible for, day-to-day maintenance and repair of the properties, and dictate how the properties are operated, maintained and improved;

     - the tenants bear all of the costs and expenses of operating the properties during the terms of the leases;

     - the tenants benefit from any savings in the costs of operating the properties during the terms of the leases;

     - the tenants generally are required to indemnify the Partnership or its subsidiary against all liabilities imposed on the Partnership or its subsidiary during the term of the leases by reason of (a) injury to persons or damage to property occurring at the properties, or (b) the tenants' use, management, maintenance or repair of the properties;

     - the tenants are obligated to pay rent for the period of use of the properties;

     - the tenants stand to reap substantial gains (or incur substantial losses) depending on how successfully they operate the properties;

     - the useful lives of the properties are significantly longer than the terms of the leases; and

     - the Partnership or its subsidiary will receive the benefit of increases in value, and will bear the risk of decreases in value, of the properties during the terms of the leases.

     If the IRS were to challenge successfully the characterization of the leases as true leases, the Partnership would not be treated as the owner of the property in question for federal income tax purposes and the Partnership would lose tax depreciation and cost recovery deductions with respect to such property, which in turn could cause us to fail to qualify as a REIT. See
"-- Distribution Requirements."

     Shareholders should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially similar to those contained in the leases that address whether such leases constitute true leases for federal income tax purposes. If the leases are recharacterized as financing arrangements or partnership agreements, rather than true leases, part or all of the payments that the Partnership receives from the tenants may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose REIT status. We received an opinion of counsel at the time of our initial public offering that the leases entered into at that time were true leases. We have also received an opinion of Shaw Pittman LLP that the leases entered into as of the date hereof are true leases. Such opinions are not binding on the IRS. We will use our best efforts to structure any leasing transaction for properties acquired in the future such that the lease will be characterized as a "true lease" and the Partnership will be treated as the owner of the property in question for federal income tax purposes. The Partnership has generally entered into leases substantially similar to those entered into at the time of the initial public offering. We will not seek an advance ruling from the IRS and do not intend to seek an opinion of counsel that the Partnership will be treated as the owner of any other leased properties for federal income tax purposes, and thus there can be no assurance that future leases will be treated as true leases for federal income tax purposes.

     In addition, rent that the Partnership receives from real property that it owns and leases to tenants will qualify as "rents from real property" (which is qualifying income for purposes of the 75% and 95% gross income tests) only if several conditions are met under the REIT tax rules.

     - The rent must not be based, in whole or in part, on the income or profits of any person although, generally, rent may be based on a fixed percentage or percentages of receipts or sales. The Partnership has not entered into any lease based in whole or part on the net income of any person and does not anticipate entering into such arrangements.

     - Neither we nor someone who owns 10% or more of our shares may own 10% or more of a tenant from whom the Partnership receives rent. Our ownership and the ownership of a tenant is determined based on direct, indirect and constructive ownership. The constructive ownership rules generally provide that if 10% or more in value of our shares are owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. The applicable attribution rules, however, are highly complex and difficult to apply, and the Partnership may inadvertently enter into leases with tenants who, through application of such rules, will constitute "related party tenants." In such event, rent paid by the related party tenant will not qualify as "rents from real property," which may jeopardize our status as a REIT. The Partnership will use its best efforts not to rent any property to a related party tenant (taking into account the applicable constructive ownership rules), unless we determine in our discretion that the rent received from such related party tenant is not material and will not jeopardize our status as a REIT. We believe that the Partnership has not leased property to any related party tenant.

     - The rent attributable to any personal property leased in connection with a lease of property is no more than 15% of the total rent received under the lease. In general, the Partnership has not leased personal property under its current leases. If any incidental personal property has been leased, we believe that rent from the personal property would be less than 15% of total rent from that lease. If the Partnership leases personal property in connection with a future lease, it intends to satisfy the 15% test described above.

     - The Partnership generally must not operate or manage its property or furnish or render services to its tenants, other than through an "independent contractor" who is adequately compensated and from whom the Partnership does not derive revenue. The Partnership may provide services directly, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, the Partnership may render directly a de minimis amount of "non-customary" services to the tenants of a property without disqualifying the income as "rents from real property," as long as its income from the services does not exceed 1% of its income from the related property. The Partnership also may provide any type of services to its tenants through a TRS. The Partnership has not provided services to leased properties itself or through an independent contractor. In the future, the Partnership intends that any services provided will not cause rents to be disqualified as rents from real property.

     Based on the foregoing, we believe that rent from leases should qualify as "rents from real property" for purposes of the 75% and 95% gross income tests. As described above, however, there can be no complete assurance that the IRS will not assert successfully a contrary position and, therefore, prevent us from qualifying as a REIT.

     On an ongoing basis, we will use our best efforts not to cause the Partnership to:

     - charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above);

     - rent any property to a related party tenant (taking into account the applicable constructive ownership rules), unless we determine in our discretion that the rent received from such related party tenant is not material and will not jeopardize our status as a REIT;

     - derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease); and

     - perform services considered to be rendered to the occupant of the property, unless such services generate rents not in excess of 1% of all amounts received or accrued during the taxable year with respect to such property, other than through an independent contractor from whom we derive no revenue or if the provisions of such services will not jeopardize our status as a REIT.

     Because the Code provisions applicable to REITs are complex, however, we may fail to meet one or more of the foregoing.

     Interest Income. The Partnership may offer financing to dealer groups for the development of property used by dealerships and earn interest with respect to such financings. Those financings generally will be secured by the related real property. For purposes of the 75% and 95% gross income tests, amounts received or accrued (directly or indirectly), which are based in whole or in part on the income or profits of any person are generally not treated as interest. An amount received or accrued will generally be treated as interest even if it is based (1) on a fixed percentage or percentages of receipts or sales or (2) on the income or profits of a debtor if the debtor derives substantially all of its gross income from the related property through the leasing of substantially all of its interests in the property, but only to the extent the amounts received by the debtor would be characterized as "rents from real property" if received by a REIT. Furthermore, to the extent that interest from a loan that is based on the cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property, which generally is qualifying income for purposes of the 75% and 95% gross income tests.

     Interest on obligations secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the Partnership or a subsidiary receives interest income with respect to a loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date the Partnership or the subsidiary acquired the loan, the interest income from the loan will be apportioned between the real property and the other property. This apportionment may cause us to recognize income that is not qualifying income for purposes of the 75% gross income test. We intend to structure any such financing arrangement such that we will continue to qualify as a REIT.

     Tax on Income From Property Acquired in Foreclosure. We will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less expenses directly connected to the production of such income. "Foreclosure property" is any real property (including interests in real property) and any personal property incident to such real property:

     - that is acquired by a REIT at a foreclosure sale, or having otherwise become the owner or in possession of the property by agreement or process of law, after a default (or imminent default) on a lease of such property or on an indebtedness owed to the REIT secured by the property;

     - for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

     - for which the REIT makes a proper election to treat the property as foreclosure property.

     A REIT will not be considered to have foreclosed on a property where it takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Generally, property acquired as described above ceases to be foreclosure property on the earlier of:

     - the last day of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury);

     - the first day on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after the day that the REIT acquired the property that will give rise to income that does not qualify under the 75% gross income test;

     - the first day on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent); or

     - the first day that is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income).

     Tax on Prohibited Transactions. A REIT will incur a 100% tax on net income derived from any "prohibited transaction." A "prohibited transaction" generally is a sale or other disposition of property (other than foreclosure property) that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets (including those held by the Partnership and its subsidiaries) are held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when an asset sale will not be characterized as a prohibited transaction. We may fail to comply with such safe-harbor provisions or may own property that could be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     Relief from Consequences of Failing to Meet Income Tests. If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. We may not qualify for the relief provisions in all circumstances. In addition, as discussed above in "-- Taxation of Capital Automotive REIT," even if the relief provisions apply, we would incur a 100% tax on gross income to the extent we fail the 75% or 95% gross income test (whichever amount is greater), multiplied by a fraction intended to reflect our profitability.

     ASSET TESTS. To maintain our qualification as a REIT, we also must satisfy two asset tests at the close of each quarter of each taxable year.

     - At least 75% of the value of our total assets must consist of cash or cash items (including certain receivables), government securities, "real estate assets," or qualifying temporary investments (the "75% asset test").

       - "Real estate assets" include interests in real property, interests in mortgages on real property and stock in other REITs. We believe that the properties qualify as real estate assets.

       - "Interests in real property" include an interest in mortgage loans or land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property).

       - Qualifying temporary investments are investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity or long-term (at least five-year) debt offerings.

     - For investments not included in the 75% asset test, (A) the value of our interest in any one issuer's securities may not exceed 5% of the value of our total assets (the "5% asset test") and (B) we may not own more than 10% of the voting power or value of any one issuer's outstanding securities (the "10% asset test").

     For purposes of the second asset test, the term "securities" does not include our equity ownership in another REIT, our equity or debt securities of a qualified REIT subsidiary or a TRS, or our equity interest in any partnership. The term "securities," however, generally includes our debt securities issued by a partnership, except that non-participating debt securities of a partnership are not treated as securities for purposes of the "value" portion of the 10% asset test if we own at least a 20% profits interest in the partnership.

     We intend to select future investments so as to comply with the asset tests.

     If we failed to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (ii) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

     DISTRIBUTION REQUIREMENTS. Each taxable year, we must distribute dividends (other than capital gain dividends and deemed distributions of retained capital gain) to our shareholders in an aggregate amount at least equal to (1) the sum of 90% of (A) our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain or loss) and (B) our net income (after tax), if any, from foreclosure property, minus (2) certain items of non-cash income.

     We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

     We will pay federal income tax on taxable income (including net capital gain) that we do not distribute to shareholders. Furthermore, we will incur a 4% nondeductible excise tax if we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year, and (3) any undistributed taxable income from prior periods. The excise tax is on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "-- Taxation of Taxable U.S. Shareholders." For purposes of the 4% excise tax, we will be treated as having distributed any such retained amount. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

     It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred shares or additional common shares.

     We intend to calculate our REIT taxable income based upon the conclusion that the Partnership is the owner for federal income tax purposes of all of the properties. As a result, we expect that depreciation deductions with respect to all such properties will reduce our REIT taxable income. If the IRS were to successfully challenge this position, we might be deemed retroactively to have failed to meet the distribution requirement and would have to rely on the payment of a deficiency dividend in order to retain our REIT status.

     Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying deficiency dividends to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

     PARTNERSHIP ANTI-ABUSE RULE. The Treasury Department has issued a regulation (the "Anti-Abuse Rule") under the partnership provisions of the Code that authorizes the IRS, in certain "abusive" transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the IRS deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the partnership provisions. The Anti-Abuse Rule states that the partnership provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring any entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the partnership provisions.

     The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partner interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, the limited partners have the right, beginning one year after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT shares (at the corporation's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions and, thus, cannot be recast by the IRS. Based on the foregoing, we believe that the Anti-Abuse Rule will not have any adverse impact on our ability to qualify as a REIT. However, the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances. As a result, there can be no assurance that the IRS will not attempt to apply the Anti-Abuse Rule to us. If the conditions of the Anti-Abuse Rule are met, the IRS is authorized to take appropriate enforcement action, including disregarding the Partnership for federal tax purposes or treating one or more of its partners as non-partners. Any such action potentially could jeopardize our status as a REIT.

     RECORD KEEPING REQUIREMENTS. We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis certain information from our shareholders designed to disclose the actual ownership of our outstanding stock. We have complied, and we intend to continue to comply, with such requirements.

     FAILURE TO QUALIFY. If we failed to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the Code, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as we qualify as a REIT, a taxable "U.S. shareholder" must take into account distributions out of our current or accumulated earnings and profits (and that we do not designate as capital gain dividends or retained long-term capital gain) as ordinary income. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of common shares that for U.S. federal income tax purposes is:

     - a citizen or resident of the United States;

     - a corporation or partnership, including any entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or of a political subdivision thereof;

     - an estate whose income is subject to U.S. federal income taxation regardless of its source; or

     - any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

     A U.S. shareholder will recognize distributions that we designate as capital gain dividends as long-term capital gain (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. shareholder has held its common shares. Subject to certain limitations, we will designate our capital gain dividends as either 20% or 25% rate distributions. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

     A U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. shareholder's common shares. Instead, such distribution will reduce the adjusted basis of such common shares. A U.S. shareholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder's adjusted basis in its common shares as long-term capital gain (or short-term capital gain if the common shares have been held for one year or less), assuming the common shares are a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year. We will notify U.S. shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income or capital gain dividends.

     TAXATION OF U.S. SHAREHOLDERS ON THE DISPOSITION OF THE COMMON SHARES. In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the common shares as long-term capital gain or loss if the U.S. shareholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of common shares held by such shareholder for six months or less (after applying certain holding period rules) as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss a U.S. shareholder realizes upon a taxable disposition of the common shares may be disallowed if the U.S. shareholder purchases additional common shares within 30 days before or after the disposition.

     CAPITAL GAINS AND LOSSES. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. On June 7, 2001, President Bush signed into law the Economic Growth and Tax Relief Reconciliation Act of 2001. That legislation reduces the highest marginal individual income tax rate of 39.6% to 39.1% for the period from July 1, 2001 to December 31, 2001, to 38.6% for the period from January 1, 2002 to December 31, 2003, to 37.6% for the period from January 1, 2004 to December 31, 2005, and to 35% for the period from January 1, 2006 to December 31, 2010. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "Section 1250 property" (i.e., depreciable real property) is 25% to the extent that such gain would have been treated as ordinary income if the property were "Section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we may designate (subject to certain limits) whether such a distribution is taxable to our non-corporate shareholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A U.S. shareholder required to include retained long-term capital gains in income will be deemed to have paid, in the taxable year of the inclusion, its proportionate share of the tax paid by us in respect of such undistributed net capital gains. U.S. shareholders subject to these rules will be allowed a credit or a refund, as the case may be, for the tax deemed to have been paid by such shareholders. U.S. shareholders will increase their basis in their common shares by the difference between the amount of such includible gains and the tax deemed paid by the U.S. shareholder in respect of such gains. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

     INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING. We will report to our shareholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of up to 31% with respect to distributions unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us.

TAXATION OF TAX-EXEMPT U.S. SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities ("exempt organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to exempt organizations generally should not constitute UBTI. However, if an exempt organization were to finance its acquisition of common shares with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code
Section 501(c) are
subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares is required to treat a percentage of the dividends that it receives from us as UBTI (the "UBTI Percentage"). The UBTI Percentage is equal to the gross income we derive from an unrelated trade or business (determined as if it were a pension trust) divided by our total gross income for the year in which we pay the dividends. The UBTI rule applies to a pension trust holding more than 10% of our shares only if:

     - the UBTI Percentage is at least 5%;

     - we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

     - we are a "pension-held REIT" (i.e., either (1) one pension trust owns more than 25% of the value of our shares or (2) a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares).

     Tax-exempt entities will be subject to the rules described above, under the heading "-- Taxation of Taxable U.S. Shareholders" concerning the inclusion of our designated undistributed net capital gains in the income of our shareholders. Thus, such entities will, after satisfying filing requirements, be allowed a credit or refund of the tax deemed paid by such entities in respect of such includible gains.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "non-U.S. shareholders") are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of common shares, including any reporting requirements.

     ORDINARY DIVIDENDS. A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests (as defined below) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation). We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless (i) a lower treaty rate applies and the non-U.S. shareholder files IRS Form W-8BEN with us evidencing eligibility for that reduced rate or (ii) the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

     RETURN OF CAPITAL. A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its common shares. Instead, such a distribution will reduce the adjusted basis of such common shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S.

shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

     CAPITAL GAIN DIVIDENDS. For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of "U.S. real property interests" under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). The term "U.S. real property interests" includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans and mortgage-backed securities. Under FIRPTA, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. We must withhold 35% of any distribution that we could designate as a capital gain dividend. However, if we make a distribution and later designate it as a capital gain dividend, then (although such distribution may be taxable to a non-U.S. shareholder) it is not subject to withholding under FIRPTA. Instead, we must make-up the 35% FIRPTA withholding from distributions made after the designation, until the amount of distributions withheld at 35% equals the amount of the distribution designated as a capital gain dividend. A non-U.S. shareholder may receive a credit against its FIRPTA tax liability for the amount we withhold.

     Distributions to a non-U.S. shareholder that we designate at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to our disposition of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below under "-- Sale of Shares."

     SALE OF SHARES. A non-U.S. shareholder generally will not incur tax under FIRPTA on gain from the sale of its common shares as long as we are a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period non-U.S. persons held, directly or indirectly, less than 50% in value of the stock. We anticipate that we will continue to be a "domestically controlled REIT." In addition, a non-U.S. shareholder that owns, actually or constructively, 5% or less of outstanding common shares at all times during a specified testing period will not incur tax under FIRPTA if the common shares are "regularly traded" on an established securities market. If neither of these exceptions were to apply, the gain on the sale of the common shares would be taxed under FIRPTA, in which case a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

     A non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains. Capital gains dividends not subject to FIRPTA will be subject to similar rules.

     BACKUP WITHHOLDING. Backup withholding tax (which generally is withholding tax imposed at the rate of up to 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions to a non-U.S. shareholder provided that the non-U.S. shareholder certifies under penalty of perjury that the shareholder is a non-U.S. shareholder, or otherwise establishes an exemption. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common shares effected at a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of common shares by a foreign office of a broker that:

     - is a U.S. person;

     - derives 50% or more of its gross income for a specified three year period from the conduct of a trade or business in the U.S.;

     - is a "controlled foreign corporation" (generally, a foreign corporation controlled by U.S. shareholders) for U.S. tax purposes; or

     - is a foreign partnership, if at any time during its tax year 50% or more of its income or capital interest are held by U.S. persons or if it is engaged in the conduct of a trade or business in the U.S., unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption. Payment of the proceeds of a sale of common shares effected at a U.S. office of a broker is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a non-U.S. shareholder, or otherwise establishes an exemption. Backup withholding is not an additional tax. A non-U.S. shareholder may obtain a refund of excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

OTHER TAX CONSEQUENCES

     STATE AND LOCAL TAXES. We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our securities.

TAX ASPECTS OF OUR INVESTMENTS IN THE PARTNERSHIP AND SUBSIDIARY PARTNERSHIPS

     The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in the Partnership and its subsidiary partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

     CLASSIFICATION AS PARTNERSHIPS. We are entitled to include in our income our distributive share of the Partnership's income and to deduct our distributive share of the Partnership's losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or association taxable as a corporation. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it (1) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the "check-the-box regulations") and (2) is not a "publicly traded" partnership.

     Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We believe that the Partnership and its subsidiaries are classified as partnerships for federal income tax purposes.

     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). While the units will not be traded on an established securities market, they could possibly be deemed to be traded on a secondary market or its equivalent due to the redemption rights enabling the limited partners to dispose of their units. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive-type income, including (as may be relevant here) real property rents, gains from the sale or other disposition of real property, interest, and dividends (the "90% Passive Income Exception").

     The Treasury Department has issued regulations (the "PTP Regulations") that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100-partner limitation.

     We believe that the Partnership has qualified for the Private Placement Exclusion since its formation and the Partnership intends to continue to qualify for the Private Placement Exclusion unless it qualifies for another exception to publicly traded partnership status. It is possible that in the future the Partnership might not qualify for the Private Placement Exclusion.

     If the Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, the Partnership would need to qualify under another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. We believe that the Partnership would qualify for another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. It is possible that in the future the Partnership might not qualify for one of these exceptions.

     If, however, for any reason the Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See "-- Requirements for REIT Qualification -- Income Tests" and "-- Requirements for REIT Qualification -- Asset Tests." In addition, any change in the Partnership's status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See "-- Requirements for REIT Qualification -- Distribution Requirements." Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Partnership's taxable income.

     INCOME TAXATION OF THE PARTNERSHIP AND ITS PARTNERS. The partners of the Partnership are subject to taxation on their allocable share of the Partnership's income. The Partnership itself is not a taxable entity for federal income tax purposes. We are required to take into account our allocable share of the Partnership's income, gains, losses, deductions and credits for any taxable year of the Partnership ending during or with our taxable year, without regard to whether we have received or will receive any distribution from the Partnership.

     PARTNERSHIP ALLOCATIONS. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership's allocations of taxable income, gain and loss are intended to comply with the requirements of
Section 704(b) of the Code and the Treasury regulations promulgated thereunder.

     TAX ALLOCATIONS WITH RESPECT TO CONTRIBUTED PROPERTIES.  Pursuant to
Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Partnership was formed by way of contributions of appreciated property and has received contributions of appreciated property since our formation. Consequently, the Partnership Agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

     In general, the partners who contribute property to the Partnership will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets (including our properties) which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the contributing partners, including us, and will generally be allocated only their share of capital gains attributable to appreciation, if any, occurring after the closing of any offering of securities hereunder. This will tend to eliminate the Book-Tax Difference over the life of the Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Partnership will cause us to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to us as a result of such sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "-- Requirements for REIT
Qualification -- Distribution Requirements." The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased the contributed assets at their agreed values.

     The Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by Section 704(c) of the Code and outlining several reasonable allocation methods. The general partner of the Partnership has the discretion to determine which of the methods of accounting for Book-Tax Differences (specifically approved in the Treasury regulations) will be elected with respect to any properties contributed to the Partnership. The Partnership generally has elected to use the "traditional method with ceiling rule" for allocating Code Section 704(c) items with respect to the properties that it acquires in exchange for units. The use of this method may result in us being allocated less depreciation, and therefore more taxable income in a given year than would be the case if a different method for eliminating the Book-Tax Difference were chosen. If this occurred, a larger portion of shareholder distributions would be taxable income as opposed to the return of capital that might arise if another method were used. We have not determined which method of accounting for Book-Tax Differences will be elected for properties contributed to the Partnership in the future.

     BASIS IN PARTNERSHIP INTEREST. Our adjusted tax basis in our partnership interest in the Partnership generally is equal to:

     - the amount of cash and the basis of any other property contributed by us to the Partnership;

     - increased by

      - our allocable share of the Partnership's income, and

      - our allocable share of indebtedness of the Partnership; and

     - reduced, but not below zero, by

      - our allocable share of the Partnership's loss,

      - the amount of cash distributed to us, and

      - constructive distributions resulting from a reduction in our share of indebtedness of the Partnership.

     If the allocation of our distributive share of the Partnership's loss would reduce the adjusted tax basis of our partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in our share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce our adjusted tax basis below zero, such distributions (including such constructive distributions) would constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as capital gain, and, if our interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

     SALE OF THE PARTNERSHIP'S PROPERTY. Generally, any gain realized by the Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership under Section 704(c) of the Code to the extent of their "built-in gain" on those properties for federal income tax purposes. The partners' "built-in gain" on the contributed properties sold will equal the excess of the partners' proportionate share of the book value of those properties over the partners' tax basis allocable to those properties at the time of the contribution. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

     Our share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See "-- Requirements for REIT Qualification -- Income Tests." We, however, do not presently intend to allow the Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or the Partnership's trade or business.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated July   , 2001, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation is acting as representative, the following number of common shares:

                                                                   NUMBER
                        UNDERWRITERS                          OF COMMON SHARES
                        ------------                          ----------------
Credit Suisse First Boston Corporation......................
CIBC World Markets Corp. ...................................
Friedman, Billings, Ramsey & Co., Inc. .....................
Raymond James & Associates, Inc. ...........................
BB&T Capital Markets, a division of Scott & Stringfellow,
  Inc. .....................................................
Ferris, Baker Watts, Incorporated...........................
                                                                 ---------
          Total.............................................     3,000,000
                                                                 =========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the common shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 450,000 additional shares at the public offering price less the underwriting discounts and commissions. The purchase price also will be reduced by an amount per share equal to the per share dividend that is declared or paid on common shares initially purchased by the underwriters, but not declared or paid on the shares to be purchased upon any exercise of the over-allotment option. The option may only be exercised to cover any over-allotments of common shares.

     The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus supplement and to selling
group members at that price less a selling concession of $.   per share. The
underwriters and selling group members may allow a discount of $. per share on sales to other broker/dealers. After the public offering, the representative may change the public offering price and concession and discount to brokers/dealers.

     The following table summarizes the compensation and estimated expenses, we will pay:

                                                          PER SHARE                           TOTAL
                                               -------------------------------   -------------------------------
                                                  WITHOUT            WITH           WITHOUT            WITH
                                               OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                               --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions paid
  by us......................................     $                $                $                $
Expenses payable by us.......................     $                $                $                $

     Subject to certain exceptions as noted below, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement. Our lock-up agreement contains exceptions that permit us to:

     - file registration statements with the SEC registering for resale common shares to be issued to unitholders upon redemption of units of the Partnership in accordance with our customary practices;

     - issue common shares or units of the Partnership in connection with acquisitions and in connection with joint ventures and similar arrangements, as long as the recipients of those shares or units agree not to sell or transfer those shares or units for 90 days after the date of this prospectus supplement;

     - issue common shares pursuant to our dividend reinvestment and stock purchase plan;

     - issue common shares upon the exercise of outstanding options or warrants;

     - issue common shares upon redemption of units of the Partnership; or

     - issue common shares and options pursuant to our benefit plans.

     Our officers and trustees, Friedman, Billings, Ramsey & Co., Inc. and FBR Asset Investment Corporation and their respective affiliates have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares, units of the Partnership, or securities convertible into or exchangeable or exercisable for any common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement. Common shares acquired by such parties in the open market will not be subject to the lock-up agreements. In addition, the common shares sold by Friedman, Billings, Ramsey & Co., Inc. as an underwriter pursuant to this prospectus supplement will not be subject to its lock-up agreement.

     As of June 30, 2001, Friedman, Billings, Ramsey & Co., Inc. beneficially owned 129,700 common shares and a warrant representing the right to acquire 940,011 common shares. The purchase price of our common shares issuable under exercise of the warrant is $15.00 per common share. The warrant was issued in connection with our initial public offering in 1998 and is for a term of five years expiring on February 19, 2003. We registered the common shares underlying the warrant in connection with our initial public offering.

     As of June 30, 2001, FBR Asset Investment Corporation, an affiliate of Friedman, Billings, Ramsey & Co., Inc., beneficially owned 1,415,115 common shares. The shares were purchased in 1998 in a private placement at $15.00 per share. There is an effective registration statement on file with the SEC covering the resale of these shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of common shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase our common shares until the time, if any, at which a stabilizing bid is made.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

REPRESENTATIONS OF PURCHASERS

     By purchasing common shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws,

     - where required by law, the purchaser is acting as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's trustees and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common shares offered by this prospectus supplement will be passed upon for us by Shaw Pittman LLP, a limited liability partnership including professional corporations. In addition, the description of federal income tax consequences contained in the accompanying prospectus under "Federal Income Tax Consequences" is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, based upon the opinion of Shaw Pittman LLP. Certain legal matters relating to the securities will be passed upon for the underwriters by Hunton & Williams.

                                    EXPERTS

     Our audited financial statements and schedules incorporated by reference in this prospectus supplement and the accompanying prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein and therein in reliance upon the authority of said firm as experts in giving said report.